

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2024

Julia Qian
Chief Financial Officer
Health In Tech, Inc.
701 S. Colorado Ave, Suite 1
Stuart, FL 34994

> **Re: Health In Tech, Inc.**
> **Form S-1 filed August 30, 2024**
> **File No. 333-281853**

Dear Julia Qian:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed August 30, 2024

Plan of Distribution, page A-5

1.   We note from the disclosure on A-6 that the Selling Shareholder will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. Advise us whether and how you seek to ensure that the selling shareholder will conduct the distribution in accordance with Regulation M.

Exhibit 10.7, page II-3

2.   The exhibit index indicates that Exhibit 10.7 is a Form of Subscription Agreement. The exhibit you filed is a Share Purchase Agreement. Please clarify which exhibit is correct. In regard to the Share Purchase Agreement, please clarify whether the disclosure in the third paragraph on page 94 is complete in light of the fact that Roscommon appears to also be a shareholder. In addition, based on Note 8 to the Consolidated Financial Statements, the Series A Preferred Stock has since been converted to Class A Common Stock. Tell us how many shares of Common Stock are owned by Roscommon and who

were the other holder(s) of the Series A.

Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance